UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2026

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055, 333-276000 and 333-281872), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 14, 2026, Yaacov Goldman, a member of the Board of Directors (the “Board”) of Can-Fite Biopharma Ltd. (the “Company”), notified the Company of his resignation from the Board and all committees thereof on which he served, effective immediately. Mr. Goldman resigned from the Board for personal reasons and not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2026	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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